UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract for the sale of Gaspetro

—

Rio de Janeiro, July 28, 2021 - Petróleo Brasileiro S.A. – Petrobras, following up on the releases disclosed on 07/10/2020 and 12/30/2020, informs that it has signed a contract with the company Compass Gás e Energia S.A. (Compass) for the sale of all its stake (51%) in Petrobras Gás S.A. (Gaspetro).

The sale value is R$ 2.03 billion, to be paid at closing, subject to the adjustments provided for in the contract.

The closing of the transaction is subject to compliance with precedent conditions, such as the approval by the Administrative Council for Economic Defense (CADE). In addition, until the closing Petrobras will observe the provisions contained in the shareholders' agreements of Gaspetro and the natural gas distributors, including the right of preference, as applicable.

This disclosure to the market is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

This transaction is aligned with the Term of Cessation Commitment (TCC) signed with CADE, in July 2019, to promote competition in the natural gas sector in Brazil, as well as with the strategy to optimize the portfolio and improve the allocation of the company's capital, aiming to generate value.

About Gaspetro

Gaspetro is a holding company with equity participation in 19 natural gas distribution companies, located in all regions of Brazil. Its distribution networks total approximately 10 thousand km, serving more than 500 thousand customers, with a distributed volume of about 29 million m3/day.

Its shareholders are Petrobras, with 51% of the shares, and Mitsui Gás e Energia do Brasil Ltda., which holds the remaining 49% of the shares.

About Compass

Compass is a Cosan Group company, created in 2020, with the objective of operating in the gas and energy segment. Currently, in addition to gas infrastructure projects, marketing and power generation, Compass is the parent company of Comgás, the country's largest gas distributor with more than 19 thousand km of installed network and 2.1 million customers, present in 94 municipalities in the state of São Paulo.

The Cosan Group, in turn, in addition to the gas and energy segment, is active in the production of sugar, ethanol, bioenergy, distribution and marketing of fuels, through Raízen (joint venture between Cosan and Shell), in the lubricants segment, through Moove, and in logistics, through Rumo.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer